May 24, 2012

H. Roger Schwall

John Cannarella

Mark C. Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

SEC comment letter dated May 11, 2012

File No. 1-15006

Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:

I refer to your letter to Mr. Jiang Jiemin, dated May 11, 2012, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) supplemental response letter filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 13, 2012.

Due to some technical errors, we only received the letter from the Commission on May 23, 2012 and we are in the process of collecting the relevant information in order to prepare accurate and complete answers to the issues raised. Therefore, we respectfully request an extension of the deadline to June 29, 2012 to respond to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact me, or Mr. Mao Zefeng (maozf@petrochina.com.cn; telephone: +86.10.5998.6262; Fax: +86.10.6209.9556), or our attorneys, Chris Chen (email: chris.chen@shearman.com; telephone: +86.10.5922.8031; fax: +86.10.6563.6000) and Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Very truly yours,

/s/ LI Hualin
Name: LI Hualin
Title: Company Secretary